EXHIBIT 99.12

Notice to ASX/LSE

Rio Tinto confirmed as preferred partner on world-class Salares Altoandinos lithium project
28 May 2025

LONDON--(BUSINESS WIRE)-- Rio Tinto has today been confirmed as the preferred partner for the Salares Altoandinos lithium project in the Atacama region of Chile by Empresa Nacional de Minería (ENAMI), a state-owned Chilean mining company.

This press release features multimedia. View the full release here: https://www.businesswire.com/news/home/20250522021914/en/

Lithium operations
Lithium capital projects
Lithium future projects
Copper operation
Copper future project
Lithium Triangle
Bolivia
Chile
Argentina
Cauchari
Olaroz
(JV with Toyota & JEMSE)
Rincon
Escondida
(copper JV with BHP & JECO)
Sal de Vida
Fenix
Altoandinos
(partnership with Enami)
Nuevo Cobre
(copper partnership with Codelco)
Maricunga
(partnership with Codelco)
0 75 150
Kilometers

Rio Tinto’s strong lithium pipeline of assets and options in South America

Rio Tinto Chief Executive Jakob Stausholm said: “We are honoured to have been selected by ENAMI as the preferred partner for the Salares Altoandinos project, which has the potential to be a world-class lithium development.

“We welcome the opportunity to develop our partnership with ENAMI, building on our interests in Nuevo Cobre and Salar de Maricunga, and to support Chile’s position as one of the world’s leading producers of minerals critical to the energy transition.”

Under the terms of the proposal, Rio Tinto would acquire an initial 51% stake in the project with ENAMI holding the remaining 49%. The transaction remains subject to the signature of binding agreements, receipt of all regulatory approvals and the satisfaction of other customary closing conditions.

Building a world-class lithium business

Rio Tinto is advancing its world-class lithium business and establishing itself as a global leader in the supply of energy transition commodities.

With a strategic pipeline of tier 1 lithium assets and options, including those from the recent acquisition of Arcadium Lithium, Rio Tinto now holds one of the world’s largest lithium portfolios.

An expanding South American pipeline complements the projects in Canada and Serbia. This includes (see full detail in the table below):

Chile
•Altoandinos – a new partnership with ENAMI
•Maricunga – a new partnership with Codelco

Argentina
•Rincon, Olaroz, Fenix, Sal de Vida and Cauchari

Long-term outlook for lithium1

Rio Tinto has been consistent in its belief in the long-term outlook for lithium, with an expected market deficit emerging from the end of this decade. It expects a more than 10% compound annual growth rate for demand through to 2040.

With spot lithium prices down more than 80% versus peak prices, these additions to the portfolio come at a time with substantial long-term market and portfolio upside, underpinned by an appealing market structure and established jurisdictions.

1 Benchmark Mineral Intelligence (BMI) benchmark supply and demand forecast as of September 2024.

Rio Tinto’s expertise enables it to unlock value through:

•an established footprint in the Lithium Triangle to maximise synergies across the value chain
•a strong balance sheet and a mid-term capex guidance of $10-11bn per year to deploy capital where it will get the best return for shareholders
•its approach to being Best Operator through operational excellence and leading lithium technologies including 28 years of Direct Lithium Extraction (DLE) experience
•excellence in exploration and project delivery credentials in line with its excel in development priority

•Impeccable ESG including a commitment to deep engagement with local communities, minimizing freshwater consumption and a commitment to brine reinjection studies to reduce the impact of lithium extraction operations.

In Chile, the enormous potential of the Atacama region will enable it to develop, subject to studies, a world class copper and lithium district, which could benefit from synergies through its partnerships to unlock the potential of the region. The vision in Argentina is to develop its existing operations into super-hubs at significant scale and competitiveness.

Its approach will leverage investments in common infrastructure, such as power and logistics, across multiple projects. It will drive an integrated, coordinated approach to strengthen engagement with local communities with the strong support of partners with local experience, the minimization of freshwater consumption through recycling, and the use of processing and re-injection technologies that maximise the recovery of lithium with the lowest environmental footprint.

Rio Tinto looks forward to working with its partners in South America and will continue to evaluate Tier 1 opportunities globally as it gains momentum in building a world-class lithium business.

Details of the lithium pipeline:

Lithium Capital Projects (as released in Rio Tinto’s first quarter operations review on 16 April 2025):

Project	Total capital cost	Status/Milestones
Project: Rincon expansion

Location: Salta province, Argentina
Ownership: Rio Tinto (100%)
Capacity: total of 60kt per year (battery grade lithium carbonate)
Approval: Dec 2024
Planned first production: 2028 with three-year ramp-up to full capacity
To note: Project consists of the 3kt starter plant and 57kt expansion plant. The mine is expected to have a 40-year life and operate in the first quartile of the cost curve.
$2.5bn
Starter plant - construction reached substantial completion, with final system testing and commissioning planned in Q2
Expansion project - construction is scheduled to begin in mid-2025, subject to permitting
NEW: Incentive Regime for Large Investments (RIGI) approval received (20.05.25)

Project: Fenix expansion

Location: Catamarca province, Argentina
Ownership: Rio Tinto (100%)
Capacity: 10ktpa LCE (Battery Grade Lithium Carbonate)
Planned first production: 2027
To note: product is carbonate, chloride
	$0.7bn	Project work progresses

Project: Sal de Vida Location: Catamarca province, Argentina Ownership: Rio Tinto (100%) Capacity: 15ktpa Planned first production: 2027 To note: product is carbonate	$0.7bn	Project work progresses
Project: Nemaska Lithium

Location: Quebec, Canada
Ownership: Rio Tinto (50%), Investissement Québec (50%)
Capacity: 28kpta LCE (100%)
Planned first production: 2028
To note: product is integrated lithium hydroxide
	$1.1bn (Rio Tinto share)	Project work progresses

Lithium Future Projects (including new partnerships with Codelco and Enami):

Project	Status/Milestones
Previously Arcadium assets Location: Canada and Argentina	Canada: work in progress at Galaxy Argentina: work in progress at Cauchari, Fenix and Sal de Vida next phases
Salar de Maricunga - NEW

Location: Chile
Ownership: Rio Tinto (49.99%), Codelco (50.01%)
To note: Signed a binding agreement with Codelco to form a joint venture to develop and operate a high-grade lithium project in the Salar de Maricunga in Chile. Salar de Maricunga is a large lithium-containing resource based in the Atacama region with the potential for scalable, long-life and low-cost production. Its brine has one of the highest average grades of lithium content in the world.

Transaction to form the joint venture is expected to close by the end of the first quarter of 2026, subject to receipt of all applicable regulatory approvals and the satisfaction of other customary closing conditions.

Rio Tinto will invest:
•$350 million[1,2] of initial funding into the Company towards additional studies and resource analysis to progress the project through to a final investment decision.
•$500 million[1] into the Company once a decision is made to proceed with the project, towards construction costs. These milestones, subject to further studies, are targeted to occur before the end of the decade.
•$50 million into the Company if the joint venture achieves its aim of delivering first lithium by the end of 2030.
The partners will fund further capital requirements in line with their share of ownership of the joint venture.

[1] This payment includes Rio Tinto’s 49.99% share of costs.
[2] Subject to customary closing adjustments.

Salares Altoandinos - NEW

Location: Chile
Ownership: Rio Tinto (51%), ENAMI (49%)

To note: Rio Tinto has been chosen as the preferred bidder to partner with ENAMI to develop the Salares Altoandinos Lithium Project.

Rio Tinto is focused on advancing towards binding agreements as quickly as possible.

It will progress the pre-feasibility and feasibility studies enabling a final investment decision.

Rio Tinto will provide estimated $425m in cash and non-cash contributions including its Direct Lithium Extraction (DLE) Technology. The cash contributions will include staged spending to sole fund the pre-feasibility study and further studies.

Jadar

Location: Serbia
Ownership: Rio Tinto (100%)

To note: Development of the greenfield Jadar lithium-borates project in Serbia will include an underground mine with associated infrastructure and equipment, as well as a beneficiation chemical processing plant.

Continued the application process for obtaining the Exploitation Field Licence (EFL) (the EFL is essential for commencing fieldwork, including detailed geotechnical investigations)

Rio Tinto remains focused on consultation with all key stakeholders, including providing comprehensive factual information about the project

View source version on businesswire.com: https://www.businesswire.com/news/home/20250522021914/en/

Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493	Media Relations, Australia Matt Chambers M +61 433 525 739 Michelle Lee M +61 458 609 322 Rachel Pupazzoni M +61 438 875 469	Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US Jesse Riseborough M +1 202 394 9480
Investor Relations, United Kingdom Rachel Arellano M: +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230	Investor Relations, Australia Tom Gallop M +61 439 353 948 Phoebe Lee M +61 413 557 780
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary.

riotinto.com